Exhibit 99.5

NuVox, Inc.

Audited Financial Statements

As of December 31, 2008 and 2009,

and for each of the years in the three-year period ended December 31, 2009

NUVOX, INC. AND SUBSIDIARIES

Independent Auditors’ Report

The Board of Directors

Windstream Corporation:

We have audited the accompanying consolidated balance sheets of NuVox, Inc. and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NuVox, Inc. and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Greenville, South Carolina

April 12, 2010

NUVOX, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2008 and 2009

(In thousands, except share and per share data)

	2008	2009
Assets
Current assets:
Cash and cash equivalents	$76,067	88,882
Accounts receivable, net of allowance for doubtful accounts of $7,850 and $8,799 in 2008 and 2009, respectively	45,976	43,154
Deferred tax asset, net	—	11,746
Prepaid expenses and other assets	8,493	5,314

Total current assets	130,536	149,096

Property and equipment, net	136,671	138,093
Other noncurrent assets:
Goodwill	191,474	191,474
Other intangible assets, net	19,103	8,936
Deferred tax assets, net	—	67,337
Other assets	21,628	20,146

Total other noncurrent assets	232,205	287,893

Total assets	$499,412	575,082

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$14,488	9,591
Current installments of long-term debt	2,650	2,650
Current installments of obligations under capital leases	8,767	1,230
Deferred revenue	14,705	15,469
Accrued expenses	47,919	49,436

Total current liabilities	88,529	78,376

Long-term debt, excluding current installments	258,375	255,725
Obligations under capital leases, excluding current installments	2,450	1,249
Other long-term liabilities	29,988	22,298

Total long-term liabilities	290,813	279,272

Total liabilities	379,342	357,648

Stockholders’ equity:
Common stock, $0.01 par value. Authorized 500,000,000 shares; 249,876,883 and 250,221,629 shares issued and outstanding in 2008 and 2009, respectively	2,499	2,502
Additional paid-in capital	889,420	891,187
Accumulated other comprehensive loss	(25,216)	(19,258)
Accumulated deficit	(746,633)	(656,997)

Total stockholders’ equity	120,070	217,434

Total liabilities and stockholders’ equity	$499,412	575,082

See accompanying notes to consolidated financial statements.

NUVOX, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2007, 2008, and 2009

(In thousands, except share and per share data)

	2007	2008	2009
Revenue	$464,479	550,421	564,755
Operating expenses:
Costs of service (excluding depreciation and amortization)	198,658	226,953	234,372
Selling, general and administrative (excluding depreciation and amortization)	178,303	213,987	219,359
Depreciation and amortization	66,031	77,148	77,897
Stock-based compensation expense	7,724	361	2,250

Total operating expenses	450,716	518,449	533,878

Income from operations	13,763	31,972	30,877

Other income (expense):
Interest expense	(21,462)	(24,001)	(21,106)
Interest income	3,019	1,534	193

Total other expense	(18,443)	(22,467)	(20,913)

Income (loss) before income tax expense (benefit)	(4,680)	9,505	9,964
Income tax expense (benefit)	11,283	5,157	(79,672)

Net income (loss)	$(15,963)	4,348	89,636

Basic net income (loss) per common share	$(0.08)	0.02	0.36
Diluted net income (loss) per common share	$(0.08)	0.02	0.35
Weighted average shares outstanding:
Basic	211,322,336	250,058,011	250,084,125
Diluted	211,322,336	263,401,515	258,742,309

See accompanying notes to consolidated financial statements.

NUVOX, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity and

Comprehensive Income (Loss)

Years ended December 31, 2007, 2008, and 2009

(In thousands, except share and per share data)

				Accumulated
			Additional	other		Total
	Common stock		paid-in	comprehensive	Accumulated	stockholders’	Comprehensive
	Shares	Amount	capital	loss	deficit	equity	income (loss)
Balance, December 31, 2006	160,972,225	$1,610	866,655	(470)	(734,620)	133,175	$—
Issuance of stock – FDN merger	84,321,540	843	150,354	—	—	151,197	—
Issuance of stock – exercise of stock options	3,625,880	36	2,134	—	—	2,170	—
Realized loss on derivative	—	—	—	470	—	470	470
Unrealized loss on derivatives	—	—	—	(10,724)	—	(10,724)	(10,724)
Dividends paid ($0.56 per share)	—	—	(137,500)	—	—	(137,500)	—
Repurchase and retirement of common stock	(89,544)	(1)	—	—	(89)	(90)	—
Net loss	—	—	—	—	(15,963)	(15,963)	(15,963)
Stock-based compensation expense	—	—	6,543	—	—	6,543	—

Comprehensive loss							$(26,217)

Balance, December 31, 2007	248,830,101	2,488	888,186	(10,724)	(750,672)	129,278	$—
Issuance of stock – exercise of stock options	1,359,313	14	109	—	—	123	—
Unrealized loss on derivatives	—	—	—	(14,492)	—	(14,492)	(14,492)
Repurchase and retirement of common stock	(312,531)	(3)	—	—	(309)	(312)	—
Net income	—	—	—	—	4,348	4,348	4,348
Stock-based compensation expense	—	—	1,125	—	—	1,125	—

Comprehensive loss							$(10,144)

Balance, December 31, 2008	249,876,883	2,499	889,420	(25,216)	(746,633)	120,070	$—
Issuance of stock – exercise of stock options	344,746	3	295	—	—	298	—
Unrealized gain on derivatives	—	—	—	5,958	—	5,958	5,958
Net income	—	—	—	—	89,636	89,636	89,636
Stock-based compensation expense	—	—	1,472	—	—	1,472	—

Comprehensive income							$95,594

Balance, December 31, 2009	250,221,629	$2,502	891,187	(19,258)	(656,997)	217,434

See accompanying notes to consolidated financial statements.

NUVOX, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2007, 2008, and 2009

(In thousands)

	2007	2008	2009
Cash flows from operating activities:
Net income (loss)	$(15,963)	4,348	89,636
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	66,031	77,148	77,897
Provision for doubtful accounts	8,429	8,386	10,149
Amortization of deferred finance costs	2,873	869	982
Stock-based compensation expense	7,724	361	2,250
Reversal of purchase accounting valuation allowance related to deferred income taxes	7,692	6,332	—
Deferred tax benefit	—	—	(79,082)
Loss on disposal of assets, net	175	15	423
Changes in operating assets and liabilities:
Accounts receivable	(10,350)	(11,740)	(7,327)
Prepaid expenses and other assets	(8,355)	(11,686)	(6,579)
Accounts payable	(2,604)	2,703	(4,897)
Accrued expenses and other liabilities	9,809	(11,660)	(230)

Net cash provided by operating activities	65,461	65,076	83,222

Cash flows from investing activities:
Purchase of property and equipment	(37,397)	(47,507)	(57,165)
Cash acquired in acquisition	14,235	—	—
Proceeds from sale of assets	15	31	94

Net cash used in investing activities	(23,147)	(47,476)	(57,071)

Cash flows from financing activities:
Principal payments on long-term debt	(132,400)	(2,650)	(2,650)
Proceeds from issuance of long-term debt	265,000	—	—
Payments of debt issuance costs	(6,981)	—	(324)
Principal payments on capital leases	(7,619)	(9,901)	(10,660)
Dividends paid	(137,500)	—	—
Payments for purchase of common stock	(90)	(312)	—
Proceeds from exercise of stock options	2,170	123	298

Net cash used in financing activities	(17,420)	(12,740)	(13,336)

Net increase in cash and cash equivalents	24,894	4,860	12,815
Cash and cash equivalents, beginning of year	46,313	71,207	76,067

Cash and cash equivalents, end of year	$71,207	76,067	88,882

Supplemental cash flow information:
Cash paid for interest	$18,590	22,891	20,098
Cash paid (refunded) for income taxes	600	3,457	(1,245)
Noncash investing and financing transactions:
Property and equipment financed by capital leases	$11,697	9,966	1,922
Stock issued for acquired businesses, net of cash acquired	136,962	—	—

See accompanying notes to consolidated financial statements.

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

(1)	Organization and Nature of Business

The accompanying consolidated financial statements include the accounts of NuVox, Inc. and its wholly owned subsidiaries (NuVox or the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

The Company was incorporated in 1998 and is a leading communications services provider to small and medium-sized businesses in 16 contiguous states in the Southeastern and Midwestern United States.

See note 14 for discussion of subsequent events.

(2)	Summary of Significant Accounting Policies

(a)	Revenue Recognition

The Company’s revenue is comprised of three primary components: fees paid by end customers for integrated voice and data services, carrier access charges related to the origination and termination of inter-exchange toll and toll-free calls, and fees collected for allowing other carriers the rights to use the Company’s network.

Revenue billed in advance of providing services is deferred and recognized when earned, which is usually the following month. If a customer terminates its contract prior to the end date or term, the Company has the right to bill them a termination fee based on contractual terms. These fees are not recognized until payment is received. The Company records certain amounts collected from customers that are to be remitted to governmental authorities as revenue. The Company’s revenue includes, $8.9 million, $9.8 million, and $10.8 million related to these amounts for the years ended December 31, 2007, 2008 and 2009, respectively.

The Company charges carrier access fees to other carriers based on the tariffed rate unless a contract rate applies. The Company does not record all of the amounts billed as revenue at the time of billing based on various factors including whether a contract is in place with the carrier and past collections history. Amounts not recorded as revenue at the time of invoicing are determined as not satisfying the revenue recognition criteria. Such amounts are only recognized upon receipt of payment.

Revenue from billings to other carriers for wholesale services that are provided utilizing the Company’s network are recognized as revenue when the amount is earned and deemed collectible.

(b)	Costs of Service (Excluding Depreciation and Amortization)

Costs of service are comprised primarily of two types of charges: leased transport charges and usage costs. Leased transport charges are the payments made by the Company for the transmission facilities used to connect customers to the Company’s network and to connect the Company’s network to the network of other carriers. Usage costs are incurred for calls made by customers that are transmitted or terminated on the networks of other carriers. The Company accrues costs of service based upon management’s estimate of network expenses for periods for which bills have not yet been received or paid by the Company. Subsequent adjustments to this estimate result when actual costs are billed by the service providers.

6	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

During the ordinary course of business, amounts billed by the Company’s vendors may be disputed. The Company does not pay the disputed amount until the disputed amount is resolved. The amount of the liability recorded is based on several factors including the specific circumstances of the dispute, historical experience, and prior dispute settlements. Based on the analysis, the Company records an amount that it believes will ultimately be paid to the vendor.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include $68.6 million and $47.8 million at December 31, 2008 and 2009, respectively, which primarily represent investments in overnight U.S. government repurchase agreements with an initial term of less than three months.

(d)	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts. The Company estimates doubtful accounts based on historical bad debt factors related to the specific customer’s ability to pay, percentages of aged receivables, and current economic trends.

(e)	Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The cost of maintenance and repairs is expensed as incurred.

Depreciation is calculated using the straight-line method over the estimated useful life of the assets as follows:

Years
Network equipment (including capitalized labor)	3 – 7
Computer hardware and software	3 – 5
Office equipment, furniture and other	5 – 7
Leasehold improvements and building under capital lease	Shorter of useful life or term of lease

The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Identification of impairment is determined by a comparison of estimated undiscounted future operating cash flows anticipated to be generated during the remaining life of the asset group to its net carrying value. If the carrying value exceeds the estimated undiscounted operating cash flows, an impairment measurement analysis is performed. An impairment loss would be recognized as the amount by which the carrying value of the assets exceeds the fair value of the asset group. No impairment was recorded for the years ended December 31, 2007, 2008 or 2009.

7	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

(f)	Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized, but instead tested for impairment at least annually.

Goodwill is tested for impairment as of the end of December, and upon the occurrence of triggering events. The impairment test is performed at the Company level as the Company is comprised of one reporting unit. Potential impairment is indicated when the carrying value of the Company’s net assets, including goodwill, exceeds the estimated fair value. If potential for impairment exists, the fair value of the Company is allocated to the underlying assets and liabilities of the Company, excluding goodwill, to estimate the implied fair value of the Company’s goodwill. Impairment loss is recognized for any excess of the carrying value of the Company’s goodwill over the implied fair value of the goodwill. There was no impairment charge recorded for goodwill in 2007, 2008 or 2009.

Other intangible assets represent the value assigned to existing customer contracts and relationships acquired in business combinations. These intangible assets are being amortized on a straight-line basis over the defined useful life of four to six years based upon the assumed attrition rate of the customers acquired. Other intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable.

(g)	Other Assets

The Company incurs nonrecurring installation charges from other carriers to install a customer access circuit. These costs are capitalized in other assets as they represent one-time costs that benefit the Company over the life of the contract with the customer. These costs are amortized on a straight-line basis over a period of 30 months, which approximates the weighted average term of the initial contracts of the Company’s customers. The amortization of these costs is recorded in depreciation and amortization in the statement of operations. Amortization expense related to these costs was $8.4 million, $10.9 million and $10.1 million in 2007, 2008 and 2009, respectively.

Costs incurred in connection with securing the Company’s debt facilities, including underwriting, legal and professional costs, are deferred and amortized to interest expense over the term of the related financing using the effective-interest method. As part of the debt refinancing in May 2007, the Company wrote-off $2.2 million of deferred financing costs related to the debt that was repaid as part of the refinancing.

(h)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

8	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

(i)	Segment Information

NuVox operates in a single segment based upon a single, integrated, interconnected communications network in sixteen states.

(j)	Derivative Instruments and Hedging Activities

The Company accounts for derivatives and hedging activities in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (Codification) No. 815, Accounting for Derivative Instruments and Hedging, as amended (ASC 815), which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company has entered into interest rate swaps that it has designated as hedges of the variability of cash flows to be paid related to a recognized liability (cash flow hedge). Changes in fair value of the interest rate swaps are recorded in accumulated other comprehensive income (loss) to the extent that the derivatives are effective as hedges. For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk is assessed prospectively and retrospectively, and a description of the method for measuring ineffectiveness. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. The ineffective portion of the change in fair value of the interest rate swaps is reported in earnings.

The Company discontinues hedge accounting prospectively when it is determined that an interest rate swap is no longer effective in offsetting cash flows of the hedged item, the interest rate swap expires or is sold or terminated, or the interest rate swap is no longer designated as a hedging instrument because management determines that designation of the interest rate swap as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative is retained, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings.

(k)	Concentration of Risk

The Company is exposed to concentration of credit risk principally from accounts receivable due from end customers and carriers. The Company performs credit evaluations but generally does not require collateral deposits from a majority of its end customers. As of December 31, 2008, and 2009 and for each of the three years ended December 31, 2009, no customer represented more than 10% of the Company’s receivables or revenue.

The Company is dependent upon incumbent local exchange carriers and others for facilities and services essential to the provision of telecommunications services to its customers. The Company leases facilities and purchases services from other carriers through contractual agreements and tariffs.

9	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

(l)	Stock-Based Compensation

The Company grants options to purchase its common stock to employees under stock option plans. The benefits provided under these plans are share-based payments subject to the provisions of Codification No. 718, Share-Based Payment, which requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. Fair value at the grant date of the award is estimated using the Black-Scholes option pricing model.

(m)	Fair Value of Financial Instruments

Except for long-term debt, management believes the fair values of the Company’s financial instruments, including cash equivalents, accounts receivable and accounts payable approximate their carrying value. As of December 31, 2008, the carrying value of the long-term debt was $261.0 million and the fair value was estimated to be $181.4 million based on market information for similar debt instruments as of December 31, 2008. The fair value was determined using quoted prices for instruments with similar terms with similar credit ratings, as there is not an actively traded market for the debt but there are similar securities that are traded. As of December 31, 2009, the carrying value of the long-term debt was $258.4 million. Fair value at December 31, 2009 is affected by the announced repayment of the debt upon the anticipated closing of the acquisition (see note 14) and therefore approximates the carrying amount.

(n)	Net Income (Loss) per Share

Basic net income (loss) per share excludes dilution and is computed by dividing net income (loss) per share by the weighted average number of common shares outstanding for the period. Diluted net income per share is computed using the weighted average number of common shares and potentially dilutive common equivalent shares outstanding.

(o)	Advertising Expenses

The Company expenses all advertising costs as incurred. Advertising costs for the Company are immaterial.

(p)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates include carrying amounts of property and equipment and useful lives assigned, intangible assets and goodwill, valuation allowance for receivables, valuation allowance for deferred income taxes, and accrued expenses and other liabilities. The Company’s consolidated financial statements include amounts that are based on management’s best estimates and judgments. Actual results could differ from those estimates.

10	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

(3)	Merger

On May 31, 2007, NuVox merged with Florida Digital Network, Inc. (FDN), a communication services provider that primarily operated in Florida and Georgia, in a transaction that was accounted for as a business combination. NuVox was determined to be the accounting acquirer and expected to achieve significant operational synergies and also reduce costs through economies of scale achieved with the combined companies. Recognition of the value of these opportunities contributed to a purchase price that exceeded the fair value assigned to FDN’s identifiable assets and liabilities. The goodwill is not tax deductible.

In connection with the FDN merger, NuVox issued 84.3 million shares of NuVox common stock and 2.6 million options to purchase NuVox common stock as consideration for the transaction. Total consideration was determined to be $152.9 million, inclusive of $1.7 million of transaction costs. The results of FDN’s operations since the acquisition have been included in the consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009.

Total consideration was allocated to the assets and liabilities acquired based on their estimated fair values at the date of acquisition as follows (in thousands):

May 31, 2007
Cash and cash equivalents	$14,235
Other current assets	12,961
Property and equipment	37,122
Other noncurrent assets	4,909
Intangible asset	18,800
Goodwill	141,057
Current liabilities	(29,621)
Long term debt and other long-term liabilities	(46,546)

Net assets acquired	$152,917

In 2008, the goodwill related to the acquisition of FDN was reduced by $1.2 million. The adjustments related to a change in tax liabilities and other merger related liabilities. There were no adjustments to goodwill in 2009.

Fair value of the other intangible asset, which is comprised of customer contracts and relationships, was determined based on the present value of the projected cash flows to be generated from the acquired customer base. The intangible asset is amortized over four years, which is the expected life of the customer base acquired based upon the assumed attrition rate of the customers.

The following unaudited pro forma financial information was prepared in accordance with ASC No. 805, Business Combinations, and assumes the merger had occurred at the beginning of the period presented. The unaudited pro forma information is provided for informational purposes only. These pro forma results are based upon the respective historical financial statements of the respective companies, and

11	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

do not incorporate, nor do they assume any benefits from the cost savings or synergies of operations of the combined company. The pro forma result of operations does not necessarily reflect the results that would have occurred had the merger occurred at the beginning of the period presented or the results that may occur in the future.

The unaudited pro forma combined result is as follows (in thousands):

Year ended December 31, 2007
Revenue	$535,626
Net loss	(19,076)
Net loss per common share	(0.08)

(4)	Property and Equipment

	December 31
	2008	2009
	(In thousands)
Network equipment (including capitalized labor)	$439,142	486,404
Computer hardware and software	34,562	35,067
Office equipment, furniture and other	13,316	15,315
Leasehold improvements and buildings	13,081	14,110

Property and equipment, in service	500,101	550,896
Less accumulated depreciation and amortization	367,953	419,488

Property and equipment, in service, net	132,148	131,408
Property and equipment not yet placed in service	4,523	6,685

Property and equipment, net	$136,671	138,093

During the years ended December 31, 2007, 2008, and 2009, depreciation and amortization expense related to purchased and leased fixed assets was $49.4 million, $56.1 million and $57.6 million, respectively. Substantially all of the Company’s assets are pledged as collateral under the Company’s debt agreements.

12	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

(5)	Other Intangible Assets

	December 31
	2008	2009
	(In thousands)
Customer contracts and relationships	$51,600	51,600
Less accumulated amortization	32,497	42,664

Other intangible assets, net	$19,103	8,936

Aggregate amortization expense for definite–lived intangible assets was $8.2 million, $10.2 million and $10.2 million for the years ended December 31, 2007, 2008, and 2009, respectively. The amortization period for intangible assets is four to six years. Estimated future amortization expense through the expected life of the intangible assets is $7.0 million in 2010 and $1.9 million in 2011.

(6)	Accrued Expenses

Accrued expenses consist of the following:

	December 31
	2008	2009
	(In thousands)
Accrued transaction taxes	$7,679	9,397
Accrued employee expenses	12,036	14,777
Accrued cost of communication services	17,342	13,263
Other	10,862	11,999

Total accrued expenses	$47,919	49,436

(7)	Long-Term Debt

In May 2007, the Company entered into a $275.0 million senior secured credit facility (the Credit Facility). The proceeds of the Credit Facility were used to repay the existing debt and FDN’s outstanding debt at the time of the merger, to pay a dividend to shareholders of record as of June 15, 2007 (the June 2007 Dividend), and for general corporate purposes. The Credit Facility consists of a $265.0 million term loan maturing in 2014 and a $10.0 million revolving line of credit that expires in 2013. Borrowings under the Credit Facility bear interest at a floating rate equal to the LIBOR plus 3.25%. The Company has the option to fix LIBOR in intervals of one, three, or six months. As of December 31, 2009, LIBOR was 0.23% and the Company had fixed LIBOR on the Credit Facility at 0.25% through January 24, 2010. The outstanding debt was repaid and the credit facility was canceled subsequent to December 31, 2009 (see note 14).

13	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

Long-term debt consists of the following:

	December 31
	2008	2009
	(In thousands)
Credit facility	$261,025	258,375
Less current installments	2,650	2,650

Long-term debt, excluding current installments	$258,375	255,725

Contractual maturities of long-term debt at December 31, 2009 are as follows (in thousands):

2010	$2,650
2011	2,650
2012	2,650
2013	125,875
2014	124,550
Thereafter	—

$258,375

As of December 31, 2009, $2.4 million of the $10.0 million revolving line of credit was committed to secure letters of credit.

Substantially all of the Company’s assets are pledged as collateral and the Credit Facility contains various restrictive covenants that, among other things, impose limitations on indebtedness, liens, investments, dividends, and other specified transactions and payments with third parties. Each of the Company’s subsidiaries is a guarantor of the obligations under the Credit Facility.

The Credit Facility also includes the following financial covenants:

•	minimum fixed charge coverage ratio;

•	maximum total leverage ratio; and

•	Interest coverage ratio.

See note 14 for subsequent event.

14	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

(8)	Interest Rate Swap

The Company’s debt obligations expose it to variability in interest payments due to changes in LIBOR. To limit the variability of a portion of the Company’s interest payments, concurrent with the Credit Facility entered into in May 2007, management entered into two LIBOR-based interest rate swap agreements to manage fluctuations in cash flows on a portion of the Credit Facility resulting from changes in the benchmark LIBOR. The swaps change the variable-rate cash flow exposure on $215.0 million of the borrowings under the Credit Facility to fixed cash flows. The swaps expire in May 2012. Under the terms of the interest rate swaps, the Company receives LIBOR-based variable interest rate payments and makes payments at a fixed rate of 5.26%, thereby creating the equivalent of fixed-rate debt for the notional amount of $215.0 million. The interest rate swaps were settled subsequent to December 31, 2009 (see note 14).

Changes in the fair value of interest rate swaps designated instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings. Deferred losses accumulated in other comprehensive income will be reclassified into earnings upon settlement of the interest rate swaps.

The fair value of the interest rate swaps as of December 31, 2008 and 2009 was $25.2 million and $19.3 million, respectively, and was recorded in other long-term liabilities. There was no cash flow hedge ineffectiveness recognized in earnings during the years ended December 31, 2007, 2008 or 2009. The fair value of interest rate swaps is determined using pricing models developed based on the LIBOR swap rate and other observable market data. The value was determined after considering the potential impact of collateralization and netting agreements. The swap fair value was determined using significant other observable inputs as there is not an actively traded market for the swaps but there are similar securities that are traded. The table below presents the fair value measurements.

		Fair value measurements at reporting date using
Description	December 31, 2009	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
Interest rate swaps	$19,300,000	—	19,300,000	—

(9)	Stock Based Compensation

The Company maintains six incentive stock compensation plans. Currently, only the NuVox, Inc. 2004 Incentive Stock Plan (the 2004 Plan) is used to issue new stock options. A total of 39.0 million shares of common stock have been reserved for issuance under all six stock option plans. The 2004 Plan is authorized to issue any shares previously issued under any other plan that are subsequently forfeited or cancelled.

15	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

Under the terms of the award agreements for awards made under the 2004 Plan, stock options generally vest 25% annually at each anniversary of the original grant date. The options have a maximum term of 10 years from the date of grant. The 2004 Plan is administered by the compensation committee of the Company’s board of directors and will remain in effect through 2014 unless terminated. As of December 31, 2009, approximately 7.6 million shares are available for issuance under the 2004 Plan.

Pursuant to the Company’s 2002 Stock Incentive Plan (the 2002 Plan), the Company granted stock options and stock appreciation rights to employees to purchase shares of common stock at specified exercise prices and subject to applicable vesting provisions. In 2003, the Company offered the holders of its outstanding employee stock options the opportunity to exchange all of their outstanding options for an equal number of stock appreciation rights awarded under the 2002 Plan. The Company issued 230,954 stock appreciation rights to employees under the exchange offer. These stock appreciation rights fully vested within 60 days of issuance and were issued at an exercise price of $1.14 per share. In 2004, options from an acquired company were converted to 10.2 million NuVox options under the 2002 Plan. Generally these options were fully vested at the time of conversion, except for certain key executives whose options vested over periods ranging up to four years.

Based on the June 2007 Dividend, the number of outstanding options and stock appreciation rights and the exercise price of each were proportionately adjusted to maintain the aggregate intrinsic value of the options and stock appreciation rights before and after the June 2007 Dividend. Certain of these adjustments were determined to be a modification of the original award which resulted in stock-based compensation of $5.1 million in 2007.

The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31
	2007	2008	2009
Dividend yield	—%	—%	—%
Expected volatility	60	65	52
Risk free interest rate	4.8	4.0	4.2
Expected term (in years)	7	5	6

The Company uses the simplified method to estimate the expected term of the option. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company utilizes historical peer company data to estimate its expected volatility.

16	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term (in years)
Balance at December 31, 2006	21,073,491	$1.12
Granted	1,051,676	1.28
Options issued in connection with the merger with FDN	2,562,050	0.43
Adjustments to options granted and outstanding at the time of the June 2007 Dividend (1)	10,436,216	0.72
Exercised	(4,227,223)	0.69
Forfeited	(5,916,522)	0.80

Balance at December 31, 2007	24,979,688	0.73
Granted	2,085,486	1.63
Exercised	(1,359,313)	0.09
Forfeited	(809,211)	0.73

Balance at December 31, 2008	24,896,650	0.84
Granted	4,107,115	1.15
Exercised	(344,746)	0.87
Forfeited	(3,717,556)	0.80

Balance at December 31, 2009	24,941,463	$0.90	5.4

Exercisable at December 31, 2009	19,300,442	$0.81	4.4

(1)	The number and exercise prices of options outstanding at the time of the June 2007 Dividend were proportionately adjusted to maintain the aggregate intrinsic value of the options before and after the June 2007 Dividend.

The weighted average grant date fair value of options granted during the years ended December 31, 2007, 2008, and 2009 was $1.13, $0.79, and $0.63, respectively.

Total intrinsic value of options exercised in 2009 was $98,000.

At December 31, 2009, there was $2.5 million of unrecognized compensation related to nonvested stock options which is expected to be recognized over a weighted average period of 3.1 years. Stock compensation expense is recognized on a straight-line basis.

17	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

Stock appreciation right activity during the periods indicated is as follows:

	Number of shares	Weighted average price per share	Weighted average remaining contractual term (in years)
Balance at December 31, 2007	913,122	$0.78	—
Balance at December 31, 2008	868,768	0.78	—
Balance at December 31, 2009	817,440	0.78	3.0

Exercisable at December 31, 2009	817,440	$0.78	3.0

(10)	Income Taxes

The components of the expense (benefit) for income taxes are as follows:

	Year ended December 31
	2007	2008	2009
	(In thousands)
Current:
Federal	$541	828	781
State and local	3,050	(2,003)	(1,370)

Total current expense (benefit)	3,591	(1,175)	(589)

Deferred:
Federal	6,912	5,696	(64,311)
State and local	780	636	(14,772)

Total deferred expense (benefit)	7,692	6,332	(79,083)

Total income tax expense (benefit)	$11,283	5,157	(79,672)

18	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

A reconciliation of the expected tax provision based on the federal statutory rate to the provision for income taxes follows:

	Year ended December 31
	2007	2008	2009
	(In thousands)
Expected federal income tax expense (benefit)	$(1,638)	3,327	3,487
Nondeductible expenses	121	109	778
State income tax expense (benefit)	1,983	(1,302)	(891)
Charge in lieu of tax expense recorded to goodwill	7,692	6,332	—
Change in valuation allowance	2,816	(3,271)	(82,527)
Other	309	(38)	(519)

Income tax expense (benefit)	$11,283	5,157	(79,672)

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31
	2008	2009
	(In thousands)
Deferred tax assets:
Allowance for doubtful accounts and other assets	$5,864	7,319
Accrued liabilities	5,007	4,883
Depreciation and amortization	2,829	6,461
Stock-based compensation	2,743	3,570
Tax credits	4,624	5,851
Other assets	11,197	7,454
Net operating loss carryforwards	61,562	46,307

Gross deferred tax assets	93,826	81,845
Less valuation allowance	(90,147)	(2,636)

Total deferred tax assets	3,679	79,209

Deferred tax liabilities:
Prepaid expenses	20	—
Intangible assets	3,659	126

Total deferred tax liabilities	3,679	126

Net deferred tax asset	$—	79,083

19	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

During 2008, the Company realized a portion of the purchased deferred tax assets related to net operating losses. Therefore, a tax benefit of $6.3 million associated with the reversal of the valuation allowance established through purchase accounting was recorded to goodwill in 2008. Beginning in 2009, reversals of the associated valuation allowance must be reflected as an adjustment to tax expense.

As of December 31, 2009, the Company has net operating loss carryforwards (NOLs) for federal and state income tax purposes of $102.8 million and $271.8 million, respectively, which are available to offset future federal and state taxable income (subject to certain annual limitations). Federal NOLs begin to expire in 2021. State and local NOLs begin to expire in various years based on state and local statutes.

The valuation allowance for deferred tax assets as of December 31, 2008 and 2009 was $90.1 million and $2.6 million, respectively. The net change in the total valuation allowance was a decrease of $87.5 million in 2009 and an increase of $30.7 million in 2008. The valuation allowance at December 31, 2009 was primarily related to state net operating loss carryforwards and capital loss carryforwards. In the judgment of management, these carryforwards are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers cumulative book income (loss) history, the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. The Company was in a 3-year cumulative book loss position for years through December 31, 2008 and was in a 3-year cumulative book income position at December 31, 2009. Taxable income for the years ended December 31, 2008 and 2009 was $5.0 million and $36.2 million, respectively. Based upon the 3-year cumulative book income position, the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2009. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company adopted ASC 740-10 as of January 1, 2007. As of December 31, 2008 and 2009, the Company had $2.8 million and $1.6 million of total gross unrecognized tax benefits, respectively. The entire amount of unrecognized tax benefits would affect the effective tax rate, if recognized. The Company expects a significant reduction in the next 12 months in the liability for unrecognized tax benefits. These liabilities are recorded as part of other long-term liabilities.

20	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

Balance at December 31, 2008	$2,826
Current activity:
Additions based on tax positions related to current year	158
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(103)
Reductions for statute expirations	(1,238)
Settlements	—

Balance at December 31, 2009	$1,643

The Company is subject to U.S. income taxes, as well as various other state and local jurisdiction taxes. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2006, although carryforward attributes that were generated prior to 2006 may still be adjusted upon examination by the IRS if they either have been or will be used in a future period.

The Company’s continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. For the years ended December 31, 2007, 2008 and 2009, the Company recorded approximately $0.3 million and $0.1 million of interest expense and $0.2 million as a reduction in interest expense, respectively, in the consolidated statement of operations. As of December 31, 2008 and 2009, the Company had approximately $0.6 million and $0.4 million, respectively, accrued for interest and penalties.

(11)	Income (Loss) per Share

A reconciliation of the number of shares used in the calculation of basic and diluted income (loss) per share applicable to common stockholders follows:

	Year ended December 31
	2007	2008	2009
Shares outstanding, beginning of year	160,972,225	248,830,101	249,876,883
Weighted average number of common shares issued	50,375,380	1,288,538	207,242
Weighted average number of common shares purchased	(25,269)	(60,628)	—

Weighted average number of common shares outstanding for the year	211,322,336	250,058,011	250,084,125
Dilutive effect of employee stock options and warrants	—	13,343,504	8,658,184

Weighted average diluted shares	211,322,336	263,401,515	258,742,309

21	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

In calculating diluted loss per share for the year ended December 31, 2007, no outstanding employee stock options or warrants were included in the computation of diluted loss per share due to their anti-dilutive effect. The number of excluded common share equivalents approximated 25.9 million for the year ended December 31, 2007.

(12)	Employee Benefit Plans

The Company maintains employee benefit plans for all eligible employees of the Company under the provisions of Section 401(k) of the Internal Revenue Code (the Code). The benefit plans allow employees to contribute up to 15% of compensation on a pretax basis, not to exceed the maximum amount allowed as determined by the Code. The Company made matching contributions to the plan in 2007, 2008 and 2009 totaling $0.5 million, $0.6 million, and $0.6 million, respectively, based upon a 25% Company match of the employees’ first 4% contributed.

(13)	Commitments and Contingencies

Legal and Regulatory Proceedings

The Company is involved and expects to continue to be involved in regulatory proceedings and litigation arising out of the conduct of its business, including disputes with suppliers, vendors and carriers, as well as employment-related matters. The outcomes of these matters cannot be predicted with certainty, but in the Company’s opinion the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

Leasing Activity

The Company leases offices, collocation and switch site premises, and network equipment under various noncancelable operating and capital lease agreements that expire at various dates through 2012. The Company expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Rent expense for operating leases was $10.2 million, $12.4 million and $13.3 million for 2007, 2008, and 2009, respectively.

22	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

Future minimum rental payments under leases having initial or remaining noncancelable lease terms in excess of one year are as follows:

	Capital leases	Operating leases
2010	$1,323	11,975
2011	695	10,396
2012	717	8,831
2013	—	5,900
2014	—	4,271
Thereafter	—	10,719

Total minimum lease payments	2,735	52,092

Less amount representing interest	256

Present value of minimum lease payments	2,479
Current installments of obligations under capital leases	1,230

Obligations under capital leases, excluding current installments	$1,249

(14)	Subsequent Event

Subsequent to December 31, 2009, all of the Company’s outstanding debt was repaid, the related outstanding interest rate swaps were settled and all outstanding common stock of the Company was purchased by Windstream Corporation. This transaction was completed on February 8, 2010, and established a new basis of accounting for the Company’s assets and liabilities.

(15)	Supplemental Guarantor Information

Effective with the purchase of all of the outstanding stock of the Company by Windstream Corporation on February 8, 2010, NuVox, Inc. and certain of NuVox, Inc.’s wholly owned subsidiaries became guarantors of Windstream Corporation’s 2017 Notes (the guaranteed notes). These guarantees are full and unconditional as well as joint and several. Certain guarantors may be subject to restrictions on their ability to distribute earnings to NuVox, Inc. The remaining subsidiaries of NuVox, Inc. are not guarantors of the guaranteed notes.

The following information presents condensed consolidated and combined balance sheets as of December 31, 2009, condensed consolidated and combined statements of operations for the year ended December 31, 2009, and condensed consolidated and combined statements of cash flows for the year ended December 31, 2009 of NuVox, Inc. guarantor parent company, the nonparent guarantors, and the nonguarantors. The operating activities of the separate legal entities included in the Company’s condensed consolidated and combined financial statements are interdependent and reflect certain allocations of assets, liabilities and expenses between the entities that involve the exercise of management judgment.

23	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

The condensed consolidated and combined balance sheets at December 31, 2009 are as follows:

	Guarantor parent	Nonparent guarantors	Nonguarantors	Eliminations	Consolidated
	(In thousands)
Assets
Cash and cash equivalents	$88,882	—	—	—	88,882
Accounts receivable, net	—	3,311	39,843	—	43,154
Prepaid expenses and other assets	—	16,129	931	—	17,060

Total current assets	88,882	19,440	40,774	—	149,096
Property and equipment, net	2,998	57,207	77,888	—	138,093
Goodwill	191,474	—	—	—	191,474
Other intangible assets, net	8,936	—	—	—	8,936
Investment in subsidiary	32,407	17,233	—	(49,640)	—
Other assets	1,705	69,162	16,616	—	87,483

Total assets	$326,402	163,042	135,278	(49,640)	575,082

Liabilities and Stockholders’ Equity
Accounts payable	$—	9,591	—	—	9,591
Current installments of long-term debt	908	351	1,391	—	2,650
Current installments of obligations under capital leases	—	1,230	—	—	1,230
Deferred revenue	—	1,268	14,201	—	15,469
Accrued expenses	—	32,617	16,819	—	49,436
Intercompany payable	13,838	44,840	(58,678)	—	—

Total current liabilities	14,746	89,897	(26,267)	—	78,376
Long-term debt	87,623	33,897	134,205	—	255,725
Obligations under capital leases	—	1,249	—	—	1,249
Other long-term liabilities	6,599	5,592	10,107	—	22,298

Total liabilities	108,968	130,635	118,045	—	357,648
Common stock	2,502	2	—	(2)	2,502
Additional paid-in capital	891,187	410,489	301,734	(712,223)	891,187
Accumulated comprehensive loss	(19,258)	(14,501)	(7,287)	21,788	(19,258)
Accumulated deficit	(656,997)	(363,583)	(277,214)	640,797	(656,997)

Total liabilities and stockholders’ equity	$326,402	163,042	135,278	(49,640)	575,082

24	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

The condensed consolidated and combined statements of operations for the year ended December 31, 2009 are as follows:

	Guarantor parent	Nonparent guarantors	Nonguarantors	Eliminations	Consolidated
			(In thousands)
Revenue	$—	46,300	518,455	—	564,755
Operating expenses:
Cost of service	—	18,343	216,029	—	234,372
Selling, general, and administrative	174	(20,426)	239,611	—	219,359
Depreciation and amortization	—	31,148	46,749	—	77,897
Stock-based compensation expense	—	2,250	—	—	2,250

Total operating expenses	174	31,315	502,389	—	533,878
Income (loss) from operations	(174)	14,985	16,066	—	30,877
Interest expense	(7,097)	(3,126)	(10,883)	—	(21,106)
Interest income	172	21	—	—	193

Income (loss) before income taxes	(7,099)	11,880	5,183	—	9,964
Income tax expense (benefit)	(6)	(78,271)	(1,395)	—	(79,672)
Equity in earnings of subsidiaries	96,729	6,578	—	(103,307)	—

Net income	$89,636	96,729	6,578	(103,307)	89,636

25	(Continued)

NUVOX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008 and 2009

The condensed consolidated and combined statements of cash flows for the year ended December 31, 2009 are as follows:

	Parent	Nonparent guarantors	Nonguarantors	Eliminations	Total
	(In thousands)
Cash flows from operating activities:
Net Income	$89,636	96,729	6,578	(103,307)	89,636
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	31,148	46,749	—	77,897
Provision for doubtful accounts	—	7,883	2,266	—	10,149
Equity in earnings of subsidiary	(96,729)	(6,578)	—	103,307	—
Stock-based compensation	—	2,250		—	2,250
Non-cash interest	337	130	515	—	982
Reversal of valuation allowance	—	(79,082)	—	—	(79,082)
(Gain)/loss on asset disposal	9	(68)	482	—	423
Intercompany accounts payable	20,330	(4,777)	(15,553)	—	—
Changes in assets and liabilities:
Accounts receivable	—	(8,050)	723	—	(7,327)
Prepaids and other assets	213	3,092	(9,884)	—	(6,579)
Accounts payable	—	(4,897)	—	—	(4,897)
Accrued expenses and other liabilities	—	(1,179)	949	—	(230)

Net cash provided by (used in) operating activities	13,796	36,601	32,825	—	83,222

Cash flows from investing activities:
Purchase of property and equipment	—	(25,670)	(31,495)	—	(57,165)
Net proceeds from sale of asset	—	80	14	—	94

Net cash used in investing activities	—	(25,590)	(31,481)	—	(57,071)

Cash flows from financing activities:
Principal payments on long-term debt	(908)	(351)	(1,391)	—	(2,650)
Fees related to refinancing	(324)	—	—	—	(324)
Principal payments on capital leases	—	(10,660)	—	—	(10,660)
Proceeds from exercise of stock options	298	—	—	—	298

Net cash provided by (used in) financing activities	(934)	(11,011)	(1,391)	—	(13,336)

Net increase (decrease) in cash and cash equivalents	12,862	—	(47)	—	12,815
Cash and cash equivalents, beginning of period	76,020	—	47	—	76,067

Cash and cash equivalents, end of period	$88,882	—	—	—	88,882

26